UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Arowana Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G05011104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: G05011104

1	Name of Reporting Person Castle Creek Arbitrage, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 872,500

	6	Shared Voting Power 0

	7	Sole Dispositive Power 872,500

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 872,500

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.03%

12	Type of Reporting Person IA

CUSIP No.: G05011104

1	Name of Reporting Person Mr. Allan Weine

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 872,500

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.03%

12	Type of Reporting Person HC

CUSIP No.: G05011104

Item 1(a).	Name of Issuer: Arowana Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Level 11, 153 Walker Street North Sydney, NSW 2060 Australia

Item 2(a).	Name of Person Filing: Castle Creek Arbitrage, LLC and Mr. Allan Weine
Item 2(b).	Address of Principal Business Office or, if none, Residence: Principal Business Office for Castle Creek Arbitrage, LLC and Mr. Weine: 227 West Monroe, Suite 3550 Chicago, IL 60606
Item 2(c).	Citizenship: Castle Creek Arbitrage, LLC is a Delaware limited liability company Mr. Weine is a US citizen
Item 2(d).	Title of Class of Securities: Ordinary shares
Item 2(e).	CUSIP Number: G05011104

Item 3.	If this statement is filed pursuant to section 240.13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☒*	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☒*	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with 240.13d–1(b)(1)(ii)(K).

* The persons filing this Schedule 13G are Castle Creek Arbitrage LLC, an investment adviser registered with the SEC, and Mr. Allan Weine, the managing member of Castle Creek Arbitrage LLC.  The reporting persons do not admit that they constitute a group.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

872,500 shares may be deemed beneficially owned with the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by (1) Castle Creek Arbitrage, LLC by virtue of its investment discretion and voting authority granted by its clients and (2) Mr. Allan Weine, by virtue of his position with and ownership of Castle Creek Arbitrage LLC.

Mr. Weine disclaims beneficial ownership of any shares reported on this Schedule.

(b) Percent of class: 8.03%, based on 10,859,000 shares of common stock reported as outstanding by the Issuer on its Form 10-Q for the quarterly period ended December 31, 2015.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 872,500
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 872,500
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Castle Creek Arbitrage, LLC, is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported on this Schedule. No individual client's holdings represent more than five percent of the Issuer’s securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2016

Allan D. Weine			Castle Creek Arbitrage, LLC

By:	/s/	Allan Weine	By:	/s/	Courtney Fong
		Allan Weine			Courtney Fong
Chief Compliance Officer

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Arowana Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of February, 2016.

ALLAN WEINE

By:	/s/ Allan Weine
Allan Weine

CASTLE CREEK ARBITRAGE, LLC

By:	/s/ Courtney Fong
Courtney Fong
Chief Compliance Officer